                                                                       EXHIBIT A

                    VOCALTEC ANNOUNCES CHANGES IN MANAGEMENT

HERZLIA, Israel - (BUSINESS WIRE)- June 29, 2006 - VocalTec Communications Ltd.
(Nasdaq:VOCL - NEWS), a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today announced changes in the positions of Chief Financial Officer and Chief Technology
Officer.

Effective June 28th 2006, Eli Gendler (CPA & LLM) will replace Rafi Wiesler as VocalTec's Chief Financial Officer. In addition, effective August 1st, Rami
Amit, currently the company's Vice President of Product Strategy, will replace
Eytan Radian as Chief Technology Officer.

Mr. Gendler brings with him extensive knowledge and experience gained at KPMG and as Chief Financial Officer of three publicly traded technology companies,
Ki-Bi Mobile Technologies Ltd., Cimatron Group and IFN Systems. Mr. Gendler
played an important role in the initial public offering of Ki-Bi Mobile
Technologies on the AIM of the London Stock Exchange, as well as in several
M&As and private equity transactions involving venture capital firms and banks, in both Israel and in the U.S.

"Rafi Wiesler was an integral part of the management team during his 7-year tenure at Tdsoft (today wholly owned by VocalTec), by participating in various fund raisings and M&As, and in preserving Tdsoft's cash, all of which enabled the VocalTec - Tdsoft business combination in November 2005. We wish him the best of luck in his future endeavors," said Yosi Albagli, President and
Chief Executive Officer of VocalTec. He continued, "Mr. Gendler brings to
VocalTec a wealth of experience with public companies. His extensive knowledge of financial reporting and controls will be an important asset to the Company going forward and we believe he will be a key part of our future growth initiatives."

Mr. Amit has been with VocalTec since the infancy of the VoIP industry in 1993.
He spearheaded the development of the first-ever VoIP gateway, showcased at
CTExpo 1996 and has held several key positions at VocalTec during his tenure with the Company.

Mr. Yosi Albagli commented, "We thank Eytan Radian for his significant long term contributions to Tdsoft, since its founding in 1994, and following its business combination with VocalTec, and wish him good luck in the future." He continued,
"Rami is one of the foremost experts in VoIP who contributed to the company's wide patent portfolio in the field. He brings to this position more than 15 years of VoIP and telecommunications industry experience. I am pleased that he has agreed to assume the role of Chief Technology Officer and am confident that
VocalTec will benefit from his strong technological knowledge."

About VocalTec

VocalTec Communications (Nasdaq:VOCL - NEWS) is a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. Following its 2005 business combination with Tdsoft, a leading provider of VoIP gateways, VocalTec is led by a new management team comprised of respected industry veterans. The company's investors include Cisco
Systems, HarbourVest Partners, LibertyView and Deutsche Telekom.

Forward-Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of
1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the
Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

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